Filed by Redback Networks Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 13e-4

of the Securities Exchange Act of 1934

Subject Company: Redback Networks Inc.

Registration File Nos. 333-107714 and 333-108170

Transcript of Presentation at Wall Street Analyst Forum Conference Held on September 17, 2003.

Portions of the transcript set forth below relate to Redback Networks Inc.’s proposed recapitalization transaction involving, among other things, a proposed offer by Redback Networks Inc. (“Redback”) to exchange all of its outstanding 5% Convertible Subordinated Notes due 2007 (“Notes”) for shares of its common stock and a solicitation of Redback stockholders to approve certain related proposals.

Where You Can Find Additional Information.

Investors and security holders are urged to read the following documents filed or to be filed with the Securities and Exchange Commission (“SEC”), as amended from time to time, when they become available, because they contain important information. In connection with the proposed recapitalization transaction and the exchange offer for Redback’s Notes and related transactions, Redback has filed a registration statement on Form S-4 with the SEC that has not been declared effective by the SEC and will file a tender offer statement on Schedule TO and other required documents with the SEC. In connection with the proposed recapitalization transaction and with respect to stockholder approval of certain matters regarding the recapitalization transaction and the proposed issuance of warrants to purchase common stock, Redback has filed a registration statement on Form S-4 with the SEC that has not been declared effective by the SEC. Redback will file other required documents concerning the proposed recapitalization transaction with the SEC. When these and other documents are filed with the SEC, they may be obtained free at the SEC’s Web site at http://www.sec.gov. You may also obtain each of these documents for free (when available) from Redback by directing your request to investor_relations@redback.com.

Redback and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Redback with respect to the transactions contemplated by the exchange offer. Information about the directors and officers of Redback is included in Redback’s Annual Report on Form 10-K filed with the SEC on March 31, 2003 and in Redback’s Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the SEC on March 31, 2003. These documents are available free of charge at the SEC’s Web site at http://www.sec.gov and from Redback by directing your request to investor_relations@redback.com.

Any reference to the registered exchange offer, the proposed warrant issuance and any other related transaction contained herein shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities of Redback.

Forward Looking Statements.

The statements contained herein that are not purely historical are forward-looking statements that involve a number of risks and uncertainties, the outcome of which could materially and/or adversely affect Redback’s actual future results. In particular, while Redback has announced a proposed recapitalization transaction, there is no assurance it will complete the transactions contemplated by the recapitalization. If holders of Notes fail to tender into the exchange offer or if conditions to close the transaction are not satisfied, the transaction will be terminated. Additional risks and uncertainties relating to Redback’s business which could materially and/or adversely affect actual results of Redback, including but not limited to the anticipated effects of the recapitalization transaction on Redback’s balance sheet, cash flows, financial stability and financial model, are set forth in the documents filed by Redback with the SEC, specifically the most recent reports on Form 10-K, Form 10-Q, Form 8-K and the other reports filed from time to time with the SEC.

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Redback Networks, Inc.

Wall Street Analyst Forum Conference

September 17, 2003

Operator: Welcome again to the Wall Street Analyst Forum New York City analyst conference. My name is Elizabeth and I’ve just switched rooms. So, I am trying to get acclimated here. If there are any concerns or needs that you have, please feel free to let me know. I will try and help you out.

Our next presenters today are Tom Cronan III, Senior Vice President of Finance and Administration, and Chief Financial Officer of the Redback Networks; and Georges Antoun, Senior Vice President of Worldwide Field Operations and Product Management. Founded in 1996 and headquartered in San Jose, California, Redback Networks Inc. enables carriers and service providers to build profitable next generation broadband networks. Gentlemen?

Thomas Cronan: Okay, great. Good afternoon. Before I begin, let me just say a few words on behalf of my lawyers. We are going through a restructuring. So, we have filed a set of documents with the SEC. We have on file two S-4s. One is an exchange offer and another is a proxy. We are going through the review process right now with the SEC. So, if you have any questions on the details about the comments we are making today, there is much more information in the S-4s. I think there are 350 pages of information in each of the S-4s for you to look at. So, please refer to those documents. We obviously can’t cover everything completely today as we make our comments.

The other thing I would say is to the extent we talk about anything that’s in the future are not purely historical information, it will be forward-looking information and the risks and uncertainties of those—that information is also outlined in these S-4s and other recent filings we’ve made with the SEC in our Qs and our Ks. So, I would refer you, again, to those documents.

What I am going to do is, do a brief overview of the company, then I am going to turn the mike over to Georges Antoun who is with me who is our Senior Vice President, in charge of worldwide sales and product management. George also ran engineering for Redback for a while. So, he has a very good view of both the competitive environment, the product strategy, and how customers are planning on deploying the networks. So, I think he will bring a lot of insight. What we are going to talk about today is really the sort of forward-looking vision, post restructuring the products and competitive environment. Then at the end I am going to come back and talk about the restructuring update, where we are in the process, and give you up-to-date information.

We are not going to give you detailed financial information at this point because we are so late in the quarter, but we will give you an update on where we are in the restructuring. From a summary standpoint, the company was founded in 1996, IPO in 1999. Plus, you know, it was a very high flying company, had tremendous growth in its market cap in the first two years, went through a series of restructurings as we dealt with the collapsing telecom market in 2001 and 2002.

We are down now from our peak of 1200 employees to about 500 employees. We brought a new leadership team in, which I will show you in a minute, in the fourth quarter of 2001. We continue to remain from an installed base standpoint, the worldwide leader in DSL subscriber management. In the IP space we are the number three player in edge routing.

The management team we have today which substantially came in the fourth quarter of 2001 is Kevin DeNuccio who came from Cisco (NASDAQ:CSCO). He was Senior Sales Executive at Cisco, who was responsible for the service provider market, building it from a very small market opportunity to a very, large market opportunity near the end of 2000 when he left Cisco. Georges Antoun was with Kevin at Cisco and was part of the team that built that sales team for the service providers and came over with Kevin at the end of 2001. And Georges, as I said, is now head of Worldwide Sales.

Joel Arnold is our Senior Vice President, Strategy and Partnerships. We moved him from sales. He is now refocusing on strategic relationships and partnerships for Redback. Ebrahim Abbasi is Senior Vice President of Operations. He deals with all of our manufacturing issues and Ebrahim came from Ascend where he successfully built the company from a very small manufacturing operation to supporting $2 billion a year before they were merged with Lucent (NYSE:LU). And I am Tom Cronan. I started with the company as General Counsel and in January of this year, became the CFO. I will let Georges now take the podium and take you through the competitive positioning in the product side.

Georges Antoun: Thank you, Tom. Good afternoon and thanks for the opportunity. Also, I would like to mention from the senior executive team for Redback, Redback is an IP company, is an Internet Protocol company delivering data services. It’s one of the few executive teams that comes from the service providers, both also Kevin DeNuccio came from Bell Atlantic, I worked for NYNEX for many years here in New York and also Joel Arnold came from the GTE route. So, all of us come from the service provider, understands the discipline. These are our customers. So, everything we do is focused around service providers. A lot of the incumbents, the RBOCs that Mr. Buck was talking about is basically, is primarily our focus and then may extend beyond that. So, service providers and carrier background and focus from a market perspective.

Redback is one of the three players that is considered an IP center of excellence, meaning from an engineering perspective, we have the people, the assets that can build and support an IP infrastructure. It is focused different than the other two and the other two are basically Cisco and the Junipers (NASDAQ:JNPR) of the world, and Redback is the only third player that has the team to build the product and then support it.

The difference from the other two is our focus to the user, “user to network.” While others focus on the core aspect of the network and connectivity, Redback focuses on the user side—so, the differentiation on the user-by-user basis. We are not just looking at the pipe and the port at the end of the equipment, but we look at user-by-user distinction and we believe the future is all about differentiating users behind a particular connection or behind a particular equipment. I will talk to you a little bit about some of the services that we are starting to deploy all around the world.

Our basically marketing and vision is called ‘user intelligent network’ and really it’s a little bit analogous to the advanced intelligent network when it comes to the voice world. It’s providing an enabled network that can scale reliable, drives performance, but at the same time have an external services that drives policies and transactions.

Again, analogous to your calling line ID, call transfer, call conferencing in the voice world, we do the same thing from the data world. And I believe that was really the critical point for the data worlds to really expand and then penetrate multiple markets.

At the same time, we are the leader in low-cost network operations. What I mean by that is allowing us to really build, provision, and drive a successful network that is very highly reliable and support its end customer. So, we are focused on all of these things from a competitive position.

From a history perspective, Redback pioneered the ‘subscriber management’ industry or the area or the market. Really, when I say “subscriber management” system, this is a trademark for Redback. It is known otherwise as BRAS and the broadband aggregation system in the market. So, the ability to deliver DSL or the ability to manage subscribers at the end of a broadband pipe.

And we, Redback, pioneered this market in 1998 and throughout these years, as you can see, we continued with a few acquisitions, a tremendous amount of development, three years and close to $200 million of investment in trying to improve the market. Along that, we’ve learned tremendously from the network that we’ve deployed and we have about 5000 units out there.

All of the major RBOCs, all of the major carriers in the world deploy our equipment. So, we’ve had a tremendous learning from that. Along with some partnership with Nokia (NYSE:NOK) and other great partners, we were able to deliver, what I believe, is the next generation or third generation type of platform called the SmartEdge or the ‘service gateway’ system. It is really based on our SmartEdge technology.

So, it’s a culmination of many years of learning, culmination of many years of partnership, acquisition, tremendous investment, that now, we deliver one of the best products in the market.

And really not—I am obviously biased, but really the feedback from all of our customers, and I’ll share a few feedbacks also that we have been told all around the world when we go head-to-head with anyone.

Tom discussed the fact that we have over 50% of the existing market today. On a day-by-day basis or a year-by-year basis or quarter-by-quarter, it depends on which customer is spending more, we are number one or number two in this space. And again, this is the broadband aggregation space. Otherwise we call it ‘subscriber management’.

So, we dominate this market from broadband. We have been the longest in the market. A lot of competitors came and gone along the way. Redback stays in the market and continues to dominate that. Incumbency is a major advantage. Again, we are an incumbent at all of these service providers, particularly the RBOCs, the PTTs across the world, the Verizon (NYSE:VZ), the SBC (NYSE:SBC), the BellSouth (NYSE:BLS), Bell Canada (NASDAQ:BCICF), France Telecom (NYSE:FTE), Korea Telecom, all across the world.

And key forces, what I believe can continue—that will continue to drive the investment in the market are the growth. Mr. Buck talked about the local loop growth. This is exactly the space that we’re working with. So, I am glad you went before us. The bandwidth per user, a lot of the applications are changing. So, today, the first thought is penetration and expanding the market size on the local loop side. Next is bandwidth per subscriber meaning what type of applications, video, gaming, all of the downloading music, all of this is coming. This also drives the market for us.

Services, such as I was mentioning, the ability to deliver perhaps a filtering or a URL filtering, the ability to—for us to have me access the network and have ability to see everything on the web where my daughter accessed the network and I can filter a few sites where they can’t see that—$2 a month that these service providers are looking for. These types of transactions are creating a tremendous demand also and allow them to up-sell the current infrastructure or the current investment, which allows them to drive incremental revenue. So, a lot of transaction-based services that we’re starting to look and will augment the market.

This is another depiction of showing that the local loop or what you see in the previous slide, is going to continue to grow. Mr. Buck had a different slide on the penetration country-by-country, but I broke it down on a year-by-year basis, and between North America and Asia and Europe. And we notice that in 2003 the prediction was about 52 million; it’s going to go up to 60 million lines. At this particular rate, we’re still around the 10% penetration from a broadband perspective.

So, the growth opportunity is still there. It all depends on country-by-country perspective and we believe that between—I agree with Mr. Buck—China, India, United States, a few of the European countries, I think they are driving the bulk of this growth. And we believe, as the years go by, the numbers are jumping and fluctuating, if you notice, in 2005 estimates. It’s all dependent on what type of budgeting or what type of deployment the RBOC’s and all of the service providers will be able to do.

I also agree that from a utilization perspective, the bubble in utilization, we’re seeing that the third quarter, fourth quarter is basically where things are starting to turn around. So, I agree with the bottom-down type of analogy and that things are starting to turn around a little bit, that the growth will be, while conservative, at least it’s growth, moving forward.

Why it is important for Redback and why does the trends favor us. We are very strong in all three theaters, but we operate in the broadband side, and North America and Europe where we hold close to 88% of the players there, this is really where I am hoping to depict that the growth will be from a broadband perspective. So, a lot of our customers are about to grow and there is a lot of room to grow in the theaters that we’re playing.

The big reason here in Asia-Pac is a lot of the penetration is there except China. So, Korea is heavy penetration. Now, they are looking for the next phase, which is services on top of their deployment. And also, while the opportunity in China is huge, I think, still there are some issues in affording the capabilities. And I think the opportunity will be there moving forward for us as we move forward.

Also, we have announced, if you noticed yesterday, our relationship with ZTE, which is our channel in China, which is the second largest provider of IP product in China. And we’ll be OEM-ing Redback equipment moving forward in deploying Redback solutions.

So, what’s next. As we build a scaled IP consumer network or broadband network, the first thing we talked about is the penetration, right, and the increasing subscriber and the scale and the reliability. But once that is established, moving forward, it’s the amount of bandwidth on these. So, this is depicting how this market is growing and why I believe that the potential is there. The bandwidth per subscriber is going to increase.

It’s going to drive a—yet another opportunity or more opportunity for us—the diversity of devices and user diversity. We sit at the edge of the network where it is irrelevant, if I talk you about broadband access, which is DSL in this particular case, but WiFi is another—hot spots are another type of access that allows a subscriber to interact with the network. That’s another area that companies are utilizing these type of capabilities at.

Fiber to the prim. While we talked about the local loop bottleneck and Mr. Buck talked—showed that turtle here, bottlenecking the two ends. Fiber to the prim is going to open that up, but at the end of the day, you still need electronics and intelligence at the end of those, that local loop or that fiber to drive services and differentiate users on the—differentiate you on the user-by-user basis and apply policies based on who you are, where you are, and what type of device you’re accessing the network from, what type of billing should I apply to you, what type of limitations I should apply to each particular user.

All of this is implemented and able to be implemented working with service providers on that. And then talked about it—partnerships with the ASPs and downloading a lot of the high bandwidth applications, managing the locality of things. SBC does something with Yahoo today that is driving their broadband access, this is something that runs on our particular platform.

(question off microphone)

No. This is—then this one here?

(question off microphone)

I discussed the 92 and this—I was showing the difference here, and the direction it’s going. So, I’m just staying conservative on this one keeping sort of follow (audio gap) stayed with the 92 which is the low-end. And this is simply for conceptual depiction, trying to show you what’s next and what are we starting with, where are we from a process perspective.

So, at the end of the day, really our biggest differentiation is the ability to sit at the edge of the network irrelevant of the type of access, the type of device, who you are behind the network, the ability to either define where you are, where you are coming from, what type of device you are managing that connection, apply services policies to you and be able to do it in a very reliable fashion and scalable fashion and with high performance.

And this is – while maybe some of you are saying, what’s the big difference from a data perspective? Data network has just started evolving into being able to deliver these capabilities and Redback is the only vendor, is the only equipment that’s capable of delivering these type of performances and scalability.

Verizon—we enjoy tremendous amount of quality all throughout the customers, something that you’ve probably heard, Five Nines, Six Nines reliabilities and availabilities. It is essential to start building services—it’s essential to accomplish in order to move forward and start building services.

Our biggest differentiation is our operating system. If you—my engineering hat for just a second. Networks fail because of software, not because of hardware. When you read in the paper about networks failing and a lot of commitments just basically going down by the wayside, it’s because of software, software failing, not able to converge, not able to bring up in a proper manner or prompt manner.

We’ve built our software based on the full modularity. So, we—our software basically has not only the ability to outperform and out-scale the competitors, but it’s all built around reliability, meaning, the availability to be there 100% of the time, serving the users and allowing the service providers to really focus on services and driving value-added services on the network.

I’ll just go through this real fast. Our product portfolio, again we pioneered the market for the SMS in 1998. We still enjoy, as I mentioned, over 50% of the market. A lot of the learnings that we’ve done and got from our service providers, a lot of the disciplined processes, changes that we have to make enjoying the size of the market, went into a new generation platform, a third-generation platform both on the hardware and the software side.

And lot of the software and user functionality from this was added to already a service edge platform that allows us now to move from one side of the network into a more distributed side of the network. So, this was really traditionally around the centralized type of deployment. This moves us to an architecture—to a distributed type of deployment, which allows us also to gain market growth advantage.

So, just—you have the slide, I think, we talked about scalability, some of the platforms takes you to 100,000 active subscribers where you can provision things up to 500,000 subscribers. So, we are talking systems that are really carrying a tremendous amount of traffic and requiring a tremendous amount of reliability at the edge of the network.

If a system like this goes down at the edge of the network for more than ten minutes, any service providers will have to spend the rest of the day writing to the FCC what transpired and why it failed. So, I’ll just give you a magnitude of what we are driving here. This is like Class V switching in a lot of the services that we continue to deploy.

The new product and which is really gaining tremendous momentum in the industry, is what we call the ‘service gateway’ based on our SmartEdge 800 technology. We’ve seen a tremendous amount of success with this that we’ve decided to create a smaller form factor, which is the 400, allows us also to get closer or into buildings.

It’s available in AC power and DC power. It’s given us a tremendous boost also in the markets in Asia-Pac particularly where they like to deploy their networks directly into the building. So, they position a lot of these products in the buildings and feed a lot of the DSL from within. So, the 400 is the same software, same hardware, except chassis changes and the way. This is the horizontal card versus the vertical card, but it’s the same card for us. So, we try to be efficient on the engineering, on the inventory, manufacturing both on the hardware and software side.

So I talked about the subscriber management and talked about the edge routing and we believe while this leads the market, this is basically redefining the market, aspect of things. We’ve taken the software on the subscriber management and the hardware on this side and really created another category which I refer to as ‘service gateway’ that allows us to provide both functionalities or multiple functionalities on one platform, which is the CAN, a true success in the market in helping the service provider in consolidating at the edge of the network.

Just to give you a market size, we sit in the SMS front which is the aggregation side and usually DSLAMs aggregate multiple users into an ATM network that grooms them and then terminates on a Redback product and then a core backbone just basically gets you into your proper destination. This traditionally has been a $300 million market cap. This is what we’ve been dealing with, what we’ve been selling into, $300 million. This is the centralized type of application and that’s really where the SMS has dominated and enjoys over 50%.

As the market moves forward, there is a tremendous need of perhaps uploading this network. This network was there for different reasons. Now it grooms different DSLAMs into a centralized location. So there is a need to collapse these two, because the biggest cost come in overall end-to-end in this type of network.

So, the new product basically allows Redback to move into this space also and consolidate them. So, really moving up into this space, gives us a much larger share. And the architectures and the standards, by the way, are already indicating that this is happening. So, already standards out there Working Text 80, Working Text 81, Working Text 92, all specifies this type of changes in the network from an element perspective.

And the reason behind this is, you want to get as close to the user as possible because you want to try to provide quality of service applications, you know, bandwidth on demand, I want bigger bandwidth, I want video conferencing, I want SLAs that can be triggered as close to the user as possible all throughout the network.

So, really for us, it translates into a much more enhanced market size. And we are starting to see a tremendous success moving into that and really highlights the product direction that we’ve built and why we’ve built it.

And then while this really keeps us in our state which is the state that we enjoy over 50% of the market, the strategy really is to get the service provider used to this product, because remember, this is exactly the same product that can build IP networking.

And if you notice service providers, service providers really spend a tremendous amount of time on the learning of the product and the operations of the product. And again, I’m sharing with you a service already, an insertion strategy for us that allows you to also assess the opportunity there. Where today we are just focusing on this market cap, really into a $1 billion market cap—market size, sorry, and then $2 billion on the IP edge. And today again we are number one in this space and number three in this space. But as we get the service providers hopefully entrenched with the operations of the product, I feel pretty certain, now wearing my sales hat, to move into the IP edge also and be a much more force to reckon with.

Again focus on our core competency, insert into our core competency and then utilize the learnings and the operations into—going into a larger space. If I stayed only, and hopefully what I’ve depicted - if I stayed only on the subscriber management or the broadband, we talked about $300 million size. Everything that I talked to you about—the bandwidth augmentation, the different type of access, the different type of services and the ATM mediation really moves our market to about $750 million plus.

So, a tremendous amount of growth and it’s most conservative. This is just staying in our core competency and trying to capture the node functionalities, geographies and a lot of the different functionalities there. And this is over three years, 2002 to 2005, we are already a third of the way there.

I’ll leave you with this slide, our biggest assets are three things. Our people, again we talked about IP excellence and centers of excellence. We have the best people, best engineers. All of our people came from Cisco actually when trying—those same folks that wrote most of the standards, Internet Protocol standards out there, a lot of the RFCs. We’ve got the best team that also came from AMD (NYSE:AMD) that built our programmable ASICs.

If you notice, we are heavily focused around engineering and delivering for the service providers, from our company perspective. So, our people are one of the biggest assets.

Our customers are one of the biggest—another big asset for us. All of the RBOCs, all of the PTTs, ISPs, IXCs, around the world—all are Redback customers and I’m talking most of them over 500-node units. Verizon has over 800 nodes, a network that is running. The DSL, SBC has over 600-node networks running there, their DSL network. So, the customer is one major asset for us, customer base.

And the third is our platform, our product, just really in a lot of ways carrying us along this restructuring and proving to the world that we’ve got the technology to reckon with. I’ll leave you with this and open it up to Tom to talk a little bit about the restructuring.

Thomas L. Cronan III: Thanks Georges. So, Georges has given you the sort of long-term vision and strategy for the company, our ability to compete overall. From the standpoint of analysts and investors, I think it’s probably as important or more important in the next 30 to 60 days to really understand the restructuring and the math associated with the restructuring because I think that has—is having and should have a greater effect on what the right stock price is and bond price. Because to some extent there is great limitations on what the value can be because of the way in which the deal is structured. So, it’s really important to understand that.

But, I think from the standpoint of long-term value, as we get out of the restructuring, understanding the market and the opportunity for the company to grow, is very important. And that’s why I asked Georges to take you through our strategies today and so that you can understand our strategies.

If we look at the restructuring, we have done a couple of things on a restructuring standpoint. As you heard from other speakers today, it’s really important that companies adjust their size and expense structure. We have been doing that. Over the last 24 months, we have gone down from 1200 people, we have got out of a lot of real estate, we’ve been downsizing the company, we’ve been downsizing our investments, we have cut SG&A to as small an amount of people and the expense structure as possible. We have done the same thing with—sales is really sort of down to bare bones.

We are relying a lot more on distributors and we tried to keep our core asset of our technology and development team to the extent possible. As we have gone through this, we have had to make some tough decisions about which products to pursue, but we think we have a team that is still world class for the products that they are building.

We have really focused on these next generation products and we will continue to see the ability to have more efficiencies in engineering as we continue to focus on this unified software and hardware platform going forward. As we have also really focused on our manufacturing and supply chain, we have had some painful things in the past couple of years. We have gone through multiple contract manufacturers down to one. We have a good relationship with our manufacturer and we’ve been able to get a lot of cost out of the product through that relationship.

What we had out there though, was non-operational costs that we really had to deal with, our debt and our real estate. Through to restructuring, which I will go through in a second, we hope to eliminate almost all of our debt from our bondholders. We want to make sure we’re ensuring the company’s viability.

We have set up a structure, which is sort of to take all our medicine in one dose, of making our debt go into common equity, so that we can allow for future financing, and we want to provide a stable platform for our equity growth in the future.

If you look at our deal, what we have is a lock up agreement, which is the basis for our S-4 filings. We will be pursuing a tender offer to our noteholders; we will be converting the $467 million in debt into approximately 47.5 million shares of our stock. At the same time, we have gone out with a proxy asking our current shareholders to do a reverse split, which is approximately 73 to 1. So, the 182 million shares that are outstanding today will be converted into 2.5 million shares.

So, you will end up with the out-of-court restructuring, you will end up with a structure that’s 50 million shares in the company, 47.5 million of those will be owned by the noteholders.

At the same time, we will be issuing two warrants to the existing equity holders, those people that hold the 182 million today. One warrant will be for approximately 2.6 million warrants at a $5 strike price and the second warrant will be for approximately 2.8 million shares at a $9.50 strike price. So, you can see that there is going to be a substantial dilution to the current equity holders. That’s why I said that we really need to sort of look at the math of this deal, and focus on the long term viability of the company as it relates to the sort of restructured company, once we have gone through this change in our capital structure. And I think that’s the right way to look at it. A lot of discussions with other people in the industry and analysts and I think that’s the way they are suggesting that their clients look at it as well.

So, I think if you want to look at the timetable that we are going through, we filed the S-4 August 6. That started the clock with the SEC. We have comments from the SEC we’re working on, we’re still in process with those. When we’re finished with that comment process with the SEC, we will start the exchange offer, and we’ll start the—we will set a record date and a shareholder meeting date to seek shareholder approval.

At the same time, we are soliciting for a pre-packaged bankruptcy. So, if we don’t get the 98% or we don’t get the shareholder vote or we don’t get enough movement from our landlords in trying to reduce our expenses there, we will proceed to go through a pre-packaged bankruptcy having done the full out-of-court solicitation, which is our plan and that’s why—another reason we are getting SEC approval. So, we’ll have the solicitation done before we go in and helpfully be able to go in and out rather quickly, at least as quickly as you can in this sort of structure. So, we are still estimating completion of the restructuring in the fourth quarter and we are hopeful that even if we have to go through pre-pack, we will be able to complete it in the fourth quarter this year. So, any questions. Yes.

QUESTION AND ANSWER SECTION

<Q>: If you eliminate all the debt, will you be profitable?

<A>: That’s a good question. So, the answer to that question is that from the standpoint of sort of full GAAP analysis on profitability, it will take us through the end of 2004 to actually reach profitability. From a cash flow basis, we published numbers in our S-4 that indicate that we will be cash flow positive sometime either at the end of this year or in early ‘04 on any number of ways that you look at it. We continue to have some pressure on our—on a kind of bailing out of where we are. So, we will continue to have some negative working cash flow, but from an operating model, we will be breaking even sooner. Then we will have to continue to have some cash flow for our outstanding accounts payable. But, as we get through that certainly by the middle of next year, our models would show that we would be cash flow positive on an absolute basis and moving towards profitability by the end of ‘04.

<Q>: What has been the revenue strength in the last couple of quarters?

<A>: So, in the first quarter this year, we were at $28 million in revenue approximately. In the second quarter, we were at $22 million. We had a very negative quarter and we—our guidance to the street so far has been that we think we are going to be closer to the first quarter than the second quarter, this quarter.

<Q>: What is the—where the bond is trading, what kind of premium to the coupon are there right now? What have you been saying to the bondholder in terms of due diligence about valuation.

<A>: So, that’s a good question. So, the question was about where the bond is trading. The bonds are pretty illiquid. So, the information on the trades is sort of a flash in time, it’s not necessarily, you can look it up on an exchange and see what is it trading. But the last information I have is the bonds are trading at a little, about $420 per 1,000 is what I was told, 42%, which if you do the math on the deal, 42% of $467 million is 95% of the company. It indicates an enterprise value post-deal, that’s about $200 million and that’s roughly what is the math for the bondholder. So—and from the standpoint of overall enterprise value, I think that’s up for the analyst and the bondholder community to determine what they think the enterprise value is going to be post-deal and not for the company to say.

<Q>: (off microphone)

<A>: The only thing you are missing, I think, is to include some.

Operator: Can you repeat the question please?

<A>: So, the question was, there seems to be a pretty big disparate value between where the equity is trading today and if you looked at how many shares pre-split we would actually be issuing to the noteholders. It would be—I believe the number is about $3.2 billion or $3.4 billion, there’s about $200 million outstanding, so the total capitalization would be $3.6 billion before we did the reverse split. The noteholders are valuing the company at about $200 million, the equity seems to valuing it a lot higher than that, are you missing anything in the math? I think, you are very close on the math. The only thing I would tell you that other people look at in the math is just to say, there is some warrants that are being issued. You have to take into account what you think the value of the warrants is in the math on conversion today. It certainly doesn’t get you to sort of lower your view on the current value that the equity is placing on us substantially, but you do have to take that into account.

<Q>: (off microphone).

<A>: Actually I don’t think it’s that high. But I think any math you do, it’s over a $1 billion. You have to take into account that they are going to get another increase in percentage ownership. So, if you looked at this current market cap, if they are projecting to be—say you round it up to about 10% instead of 5%, when you take the warrants into account, just do easy math, you don’t what the math is going to be because we don’t know how the warrants are going to trade. You would get a different number than if you use 5%. So, all I’m cautioning you is, you are not taking into account the full value of the warrants. But even if you take into account an aggressive value of the warrants, it seems like that the equity is valuing it at over $1 billion. The bonds are valuing it at $200 million so you’ve got a choice of buying those two vehicles. I don’t know which one you would choose but it seems to me it’s not that difficult. Go ahead.

Thank you.